Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

December 23, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Michael C. Foland

Re:	Flower Turbines, Inc. Offering Statement on Form 1-A File No. 024-11330

Dear Mr. Foland:

On behalf of our client, Flower Turbines, Inc. (the “Company”), we hereby request that the qualification of the above-referenced offering statement be temporarily rescinded. The Company did not intend to have the offering statement qualified, and has not made any sales or offers with respect to the offering. The Company will file a new request for qualification at such time that it is ready to commence the offering.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks